FreebirdRides, Inc.



ANNUAL REPORT

PO 2211

Rancho Santa Fe, CA 92067

0

https://www.freebirdrides.com/

This Annual Report is dated October 29, 2024.

BUSINESS

Freebird is a mobility marketplace that drives consumers to businesses and delivers guaranteed customer spend. Over $33 million has been invested in the completed technology and has proven results with over 4 million Freebird Rides completed with verified new customer revenue.

FreebirdRides, Inc. was incorporated as a Corporation in Delaware on 12/01/2023.

Pursuant to a Contribution Agreement between the Company and Mobileoffer, Inc., the Company became assignee to Patent Application No. 15/855,538, as well as the FREEBIRD and FREEBIRDRIDES trademarks. While contemplated as part of the Contribution Agreement, the assigned patent application was determined to no longer be relevant to the company's primary operations and has since been discontinued.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $2,886,104.00

Number of Securities Sold: 305,037

Use of proceeds: Product launch and operations

Date: June 17, 2024

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

17 Months.

Foreseeable major expenses based on projections:

The national launch is a major expense. Our first 3 regions are included in our current burn rate. Each additional region has an incremental cost of approximately $175,000 over a 9 month period that will be funded from the proceeds of the raise.

Future operational challenges:

Hiring and execution are the two operational challenges the Company foresees. The primary challenge is to attract and engage highly qualified team members in remote locations across the country. This requires us to source acceptable candidates and rapidly train them on the implementation process and manage them remotely.

Future challenges related to capital resources:

The Company's continued ability to raise capital and launch revenue producing products are the primary anticipated challenges related to the Company's capital resources. This includes an unknown geopolitical landscape, which could have an adverse effect on the Company's goals, as well as limited access to qualified investors as a result.

Future milestones and events:

Completion of major brand integrations and further technical innovation related to consumer experience.

Brand Agreements:

Adidas

Airline Gift (450 airlines)

AMC Theaters

Barne's&Noble

BJ's Restaurant

Chipotle

BJ's Restaurant

Delta

Domino's

DSW

Dunkin'

Fandango

GrubHub

Jersey Mike's

Kroger

Lyft

Marshalls, TJ Maxxx, Homegoods

Nike

Pacific Sunwear

Panda Express

Petco

Ruth's Chris Steakhouse

Sephora

Smashburger

Southwest Air

Starbucks

Target

No futher technical innovations are required for our launch and ongoing innovations will add features and benefits post launch.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $-841.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Thomas Anthony Szabo

Thomas Anthony Szabo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman & CEO

Dates of Service: January, 2021 - Present

Responsibilities: Thomas is in charge of all aspects of creating product vision and strategy, product design, reliability, and market attractiveness. Thomas hires and motivates a full team and creates the company culture and work environment. Thomas currently receives a salary of $300,000 and owns 18.28% of the Company's outstanding Common Stock. Thomas will be providing Form C sign-off as the Company's Principal Accounting Officer.

Name: Kurt Allen Brendlinger

Kurt Allen Brendlinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO & Director

Dates of Service: November, 2023 - Present

Responsibilities: Kurt is the COO and in charge of all operations. Kurt currently receives a salary of $300,000. Kurt owns 18.28% of the Company's outstanding Common Stock through his entity, Bowie, LLC.

Other business experience in the past three years:

Employer: Game Play Network, Inc

Title: Board of Director

Dates of Service: January, 2014 - Present

Responsibilities: Company conducts legal online horse race betting

Other business experience in the past three years:

Employer: Taskpay

Title: Board Of Director

Dates of Service: January, 2023 - Present

Responsibilities: Kurt is on the board of directors.

Name: Adam Duro

Adam Duro's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: December, 2023 - Present

Responsibilities: Product development

Name: Donna Mastropasqua

Donna Mastropasqua's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Revenue Officer

Dates of Service: December, 2023 - Present

Responsibilities: Revenue generation and profitabilty

Other business experience in the past three years:

Employer: Consultant

Title: Consultant

Dates of Service: January, 2021 - December, 2023

Responsibilities: Revenue plan creation

Name: Danielle Thompson

Danielle Thompson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President of Product

Dates of Service: December, 2023 - Present

Responsibilities: Product definition and launch

Name: Ben Lappen

Ben Lappen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President of Marketing

Dates of Service: December, 2023 - Present

Responsibilities: Product marketing and promotion

Other business experience in the past three years:

Employer: Consultant

Title: Marketing Consultant

Dates of Service: January, 2021 - December, 2023

Responsibilities: Marketing Consultant

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the

Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Mobileoffer, Inc.

Amount and nature of Beneficial ownership: 1,950,000

Percent of class: 54.85

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 197,745 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 3,555,037 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Please see Exhibit F of the Company's Offering Memorandum for a copy of the Company's most recent filing of its Certificate of Incorporation.

Pursuant to the Company's Certificate of Incorporation, filed 12/1/2023, the Company's Preferred Stock may be issued from time to time in one or more series. The board of directors of the Corporation is hereby authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences, and rights and the qualifications, limitations, or restrictions of each such series of Preferred Stock, including without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting such series and the designation thereof.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits FreebirdRides, Inc. was formed on 12/01/2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. FreebirdRides, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that a rideshare marketplace is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic

Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Our business plan anticipates that our customers will increase their use of our services and/or platform. Our business plan anticipates that we will retain our customers at a certain rate and that will expand the use of our services and platform over time. Our ability to grow and generate revenue depends, in part, on our ability to maintain and grow our relationships with existing customers and convince them to increase their usage of our services and/or platform. If our customers do not increase their use of our platform, then our revenue may not grow, and our results of operations may be harmed. We use third parties, including Microsoft, Amazon, and Google to host our platform and provide data storage. Users of our platform need to be able to access our platform at any time, without interruption or degradation of performance. These third parties run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions. We do not have full control over their operations, and we may experience interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, if our security, or that of our third party providers, is compromised, our platform is unavailable to our customers, or our customers are unable to use our platform within a reasonable amount of time or at all, then our business, results of operations and financial able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. The use of our platform involves the storage, transmission and processing of our clients' private data and this private media may contain confidential and proprietary information of our clients or other personal or identifying information regarding our clients, their employees or other persons. Individuals or entities may attempt to penetrate our network or platform security, or that of our third party hosting and storage providers, and could gain access to our client's private media, which could result in the destruction, disclosure or misappropriation of proprietary or confidential information of our clients' or their customers, employees and business partners. If any of our clients' private media is leaked, obtained by others or destroyed without authorization, it could harm our reputation, we could be exposed to civil and criminal liability, and we may lose our ability to access private media information, which will adversely affect the quality and performance of our platform. Our ability to scale our business and achieve profitability requires substantial growth, which will put a strain on our business. To manage this and our anticipated future growth effectively, we must continue to maintain and enhance our platform and information technology infrastructure, as well as our financial and accounting systems and controls. We also must attract, train and retain a significant number of qualified software developers and engineers, technical and management personnel, sales and marketing personnel, customer support personnel and professional services personnel. Our growth could require significant capital expenditures and might divert financial resources from other projects such as the development of new products and services. Our revenue is highly dependent on our business reputation and on positive recommendations from customers. Consequently, in order to retain existing customers and attract new customers we must maintain a consistently high level of customer service and technical support. Our customers depend on our service support team to assist them in utilizing our platform effectively, address new use cases, increase productivity and efficiency, resolve issues quickly and to provide ongoing support. We are planning to expand internationally to increase our revenue from customers outside of the United States as part of our growth strategy. We expect, in the future, to open foreign offices and hire employees to work at these offices in order to reach new customers and gain access to additional technical talent. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in the United States. Because of our limited experience with international operations as well as developing and managing sales in international markets, our international expansion efforts may not be successful. We could incur substantial costs in protecting or defending our intellectual property rights We could be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time consuming and distracting to management, result in a diversion of significant resources, lead to the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, results of operations and financial condition. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property. Any of our patents, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation. Our success depends largely upon the continued services of our management team and highly skilled employees. We rely on our leadership team in the areas of strategy and implementation, research and development, operations, security, marketing, sales, support and general and administrative functions. The loss of one or more of the members of our management team could adversely impact our business and operations and disrupt our relationships with our key customers. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on October 29, 2024.

FreebirdRides, Inc.

By   /s/ *Thomas Anthony Szabo*

 Name: FreebirdRides, Inc.

 Title: Chairman and CEO

FINANCIAL STATEMENTS

FreebirdRides, Inc.

Financial Statements

December 31, 2023



Independent Auditors' Report

**To the Board of Directors and Shareholders
of FreebirdRides, Inc.**

Opinion

We have audited the accompanying financial statements of FreebirdRides, Inc., (a Delaware corporation) which comprise the balance sheet as of December 31, 2023, and the related statements of operations, changes in shareholders' equity (deficit) and cash flows for the period from inception December 1, 2023 to December 31, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FreebirdRides, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the period from inception December 1, 2023 to December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of FreebirdRides, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about FreebirdRides, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

PKF O'CONNOR DAVIES LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 I Tel: 201.712.9800 I Fax: 201.712.0988 I www.pkfod.com

PKF O'Connor Davies LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Auditors' Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of FreebirdRides, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about FreebirdRides, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

PKF O'Connor Davies, LLP

Woodcliff Lake, NJ
June 10, 2024

FreebirdRides, Inc.

Balance Sheet
December 31, 2023

ASSETS

Current Assets

Cash	$	-
Total Current Assets		-
	$	-

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities

Accounts Payable	$	101,130
Total Current Liabilities		101,130

Shareholders' Deficit

Common stock, $0.001 par value, 100,000,000 shares authorized,

3,250,000 shares issues and outstanding	3,250
Subscription receivable	(3,250)
Accumulated deficit	(101,130)
Total Shareholders' Deficit	(101,130)
$	-

FreebirdRides, Inc.

Statement of Operations
For the Period from December 1, 2023 (Inception) to December 31, 2023

REVENUES	$ -
COST OF GOODS SOLD	-
Gross Profit	-
OPERATING EXPENSES	
General and administrative	101,130
Total Operating Expenses	101,130
NET LOSS	$ (101,130)

See Notes to Financial Statements

FreebirdRides, Inc.

Statement of Changes in Shareholders' Equity (Deficit)
For the Period from December 1, 2023 (Inception) to December 31, 2023

| | Common Stock | | Subscription | Accumulated | |
	Shares	Amount	Receivable	Deficit	Total
Balance at December 1, 2023 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock	3,250,000	3,250	(3,250)	-	-
Net loss	-	-	-	(101,130)	(101,130)
Balance at December 31, 2023	3,250,000	$ 3,250	$ (3,250)	$ (101,130)	$ (101,130)

FreebirdRides, Inc.

Statement of Cash Flows
For the Period from December 1, 2023 (Inception) to December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (101,130)
Adjustments to reconcile net loss to net cash from operating activities	
Changes in operating assets and liabilities	
Accounts payable	101,130
Net Cash from Operating Activities	-
Net Change in Cash	-

CASH

Beginning of period	-
End of period	$ -

FreebirdRides, Inc.

Notes to Financial Statements
December 31, 2023

1. **Nature of Business**

   FreebirdRides, Inc. (the "Company"), a Delaware corporation, was incorporated and commenced operations on December 1, 2023. The Company is a mobility marketplace that drives consumers to businesses and delivers a guaranteed customer spend. Consumers earn cash and rewards by booking their Uber and Lyft rides through the Freebird app. Businesses can directly target and acquire/convert/retain revenue-generating customers by offering cash-back or other rewards, with directly measurable Return-On-Investment in a Pay for Transactions. The Freebird app is the intellectual property of a related entity. Upon achievement of certain funding goals, these intellectual properties are expected to be transferred to the Company in exchange for common stock.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation and Use of Estimates

   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

   Cash and Cash Equivalents

   Cash and cash equivalents include cash balances held in bank accounts and highly liquid debt instruments with maturities of three months or less at the time of purchase. As of December 31, 2023, the Company held no cash and cash equivalents.

   Accounts Receivable and Allowance for Credit Losses

   Accounts receivable are recorded at amortized cost less an allowance for credit losses that are not expected to be recovered. The Company recognizes the allowance for credit losses at inception of the receivable and reassesses at every reporting date based on the asset's expected collectability. The allowance is based on multiple factors including historical experience uncollectible accounts, the credit quality of the customer base, the aging of such receivables and current macroeconomic conditions, as well as expectations of conditions in the future, if applicable. The Company's allowance for credit losses is based on the assessment of the collectability of assets pooled together with similar risk characteristics.

   The Company records a provision for expected credit losses using a historical loss-rate method based on the ratio of its historical write-offs to its average trade accounts receivable. At each reporting period, the Company assesses whether financial assets in a pool continue to display similar risk characteristics. If particular receivables no longer display risk characteristics that are similar to those of the receivables in the pool, the Company may determine that it should move those receivables to a different pool or perform an individual assessment of expected credit losses for those specific receivables.

2. Summary of Significant Accounting Policies (*continued*)

Revenue Recognition

The Company follows the U.S. GAAP revenue recognition guidance which provides a single comprehensive model for entities in accounting for revenue arising from contracts with customers. The Company has two revenue streams: revenue through fees paid by merchants who use the application to attract new or recurring customers via rides to the venue (point-in-time) and fees paid by merchants to create and maintain promotional campaigns over the life of the contract (over-time). Revenue is recognized as the products or services are rendered to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for the services. Revenues are reported net of sales discounts and contracts do not contain any other variable considerations that requires significant estimates. Based on the above criteria, the Company recognizes revenue at a point in time and over time, as products and services are delivered to the customer which is when the performance obligation is satisfied.

The Company's contracts generally include standard payment terms. Customer payment terms are typically less than one year and as such, the Company has applied the practical expedient to exclude consideration of significant financing components from the determination of the transaction price.

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with the "Liability Method," pursuant to U.S. GAAP. Under this method, income taxes consist of taxes currently due plus those deferred due to temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities measured by enacted tax rates for the years in which the taxes are expected to be paid or recovered. The Company recognizes the benefit from income tax positions taken in its income tax returns only when those positions are believed to be more likely than not to be sustained upon review by the tax authorities. Deferred tax assets are reduced by a valuation allowance when in the opinion of management; it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes interest and penalties on income taxes as a component of income tax expense. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

2. **Summary of Significant Accounting Policies (***continued***)**

Deferred Tax Asset - Net Loss Carryforward and Valuation Allowance

The Company has recognized a deferred tax asset related to net operating loss carryforwards ("NOLs") amounting to $7,800 as of December 31, 2023. These NOLs result from operating losses through December 31, 2023, and are available for offset against future taxable income. The Company has assessed the realizability of the deferred tax asset and has established a valuation allowance of $7,800 against the entire deferred tax asset.

Management believes that providing for the full valuation allowance on the deferred tax asset is appropriate given the inherent uncertainties associated with the Company's startup nature. The Company will continue to closely monitor its financial position and make adjustments to the valuation allowance as circumstances warrant.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit and market risk consist principally of cash and cash equivalents on deposit with financial institutions, which from time to time may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. The Company does not believe that a significant risk of loss due to the failure of a financial institution presently exists.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is June 10, 2024.

3. **Equity**

Common Stock

In connection with the Company's Articles of Incorporation on December 1, 2023, the total number of shares of common stock available for issuance is 100,000,000 at $0.001 par value per share. As of December 31, 2023, 3,250,000 shares of common stock have been issued and are outstanding. These shares are restricted and vest with the stockholders on the anniversary of the restricted stock agreements based on the investor funding received as a percentage of the established $3 million funding goal.

Preferred Stock

In connection with the Company's Articles of Incorporation on December 1, 2023, the total number of shares of preferred stock available for issuance is 10,000,000 at $0.001 par value per share. As of December 31, 2023, no shares of preferred stock have been issued and none are outstanding.

3. **Equity (*continued*)**

Preferred Stock (continued)

The preferred stock may be issued from time to time in one or more series. The board of directors of the Company (the "Board of Directors") is hereby authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences, and rights and the qualifications, limitations, or restrictions of each such series of preferred stock, including without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any wholly unissued series of preferred stock, and the number of shares constituting such series and the designation thereof. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issue of shares of such series then outstanding, subject to the powers, preferences, and rights and the qualifications, limitations, and restrictions thereof stated in the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Company is expressly authorized to make, amend or repeal Bylaws of the Company.

4. **Going Concern**

The Company has not generated revenue as of December 31, 2023, and is relying on its ability to fund its operations through a crowdfunding offering. Additionally, the Company has a limited amount of operating history and does not have a cash balance as of December 31, 2023.

The Company entered into a Subscription Agreement with WeFunder LLC to conduct the crowdfunding offering through their portals. The Company has raised approximately $2.9 million from investors via the crowdfunding portal and continues to grow daily. These funds will be available to the Company upon completion of certain requirements established by WeFunder LLC. As of June 5, 2024, the Company has received $2,587,905 of these funds. Management believes that the above actions it will take are sufficient to meet its obligations as they are due for a period of 12 months from the date these financial statements are available for issuance.

5. Contingencies

In 2022, Travistock Freebirds, LLC brought and secured a judgment against MobileOffer Inc. (defendant) in relation to the trademark name "Freebird" in the amount of $240,000 payable to Travistock. In connection with the Contribution Agreement dated December 2023, MobileOffer transferred to the Company its outstanding liability of $60,000 due to Travistock Freebirds, LLC. The liability has been paid on behalf of the Company as of February 2024.

* * * * *

Mobileoffer, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Cash	
10010 BIZ CKG WF 6740	331.20
10020 BIZ SVG WF 6571	1,571.45
10030 CKG 1st Century 2601 Operating	2,301.55
10040 CKG 1st Century 2619	0.00
10050 CKG 1st Century 3872	-3,084.31
10060 CKG 1st Century Series A 5281	0.00
10065 1st Century Bank - Bridge 9880	-2,050.98
10070 Stripe Account	90.00
10090 Clearing Account	0.00
Total 10000 Cash	**-841.09**
Total Bank Accounts	**$ -841.09**
Accounts Receivable	
11000 Accounts Receivable	
11010 Accounts Receivable	0.00
Total 11000 Accounts Receivable	**0.00**
Total Accounts Receivable	**$0.00**
Other Current Assets	
12000 Undeposited Funds	0.00
14000 Prepaid & Other Current Assets	
14010 Prepaid Expenses	35,998.51
14025 Prepaid iHeart Radio Spending	2,500,000.00
14035 Payroll Refunds	0.00
14050 Unbilled A/R	0.00
14095 Payroll Clearing	0.00
Total 14000 Prepaid & Other Current Assets	**2,535,998.51**
Freebird Rides loan	30.00
Mobile offer Hodlings loan	2,789.46
Total Other Current Assets	**$2,538,817.97**
Total Current Assets	**$2,537,976.88**
Fixed Assets	
15000 Fixed Assets	
15010 Furniture & Equipment	0.00
15020 Computer Equipment	72,362.79
15040 Leasehold Improvements	1,900.00
16010 Accumulated Depreciation	-73,889.87
Total 15000 Fixed Assets	**372.92**

Mobileoffer, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
16020 Accumulated Amortization	0.00
Software Development Costs	0.00
Total Fixed Assets	**$372.92**
Other Assets	
17000 Other Assets	
17010 Security Deposit	0.00
17030 Ride Customer Clearing	0.00
Total 17000 Other Assets	**0.00**
18000 Suspense	-145,092.19
Total Other Assets	**$ -145,092.19**
TOTAL ASSETS	**$2,393,257.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	206,432.91
Total Accounts Payable	**$206,432.91**
Credit Cards	
21000 Credit Cards	
21010 AMEX 64008	723.45
21015 AMEX 81001	-6,823.77
21020 CC WF 6182 Bri	0.00
21035 Banc of CA cc 5157	0.00
21040 WF BUSINESS CARD (5683/0238/8228)	479.73
21045 WF CC 2125	0.00
21055 WF CC 0809 Danielle T	0.00
21060 WF CC 2540 Chris B	0.00
21070 Wells Fargo CC M Purdy 1066	0.00
21080 Wells Fargo CC - T Everette 7966	0.00
Total 21000 Credit Cards	**-5,620.59**
Total Credit Cards	**$ -5,620.59**
Other Current Liabilities	
22000 Other Current Liabilities	
22010 Accrued Expenses	170,196.00
22030 Accrued Payroll	0.00
22040 Accrued Vacation	0.00
22100 Accrued Interest	82,767.16

Mobileoffer, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Total 22000 Other Current Liabilities	**252,963.16**
22050 Deferred Revenue	0.00
22060 Digital Wallet Liability	12,128.60
22061 Looker Clearing Balance	0.00
22065 Accrued Commission	0.00
22115 SBA 1 Loan Payable 71045171-10	0.00
22120 SBA 2 Loan Payable 7610418408	0.00
Short term loan	2,500.00
Total Other Current Liabilities	**$267,591.76**
Total Current Liabilities	**$468,404.08**
Long-Term Liabilities	
25000 Long Term Liabilities	18,334.00
25100 Convertible Notes	0.00
25110 Note Payable - iHeartRadio	2,500,000.00
25120 Series X Notes Payable	600,000.00
Total Long-Term Liabilities	**$3,118,334.00**
Total Liabilities	**$3,586,738.08**
Equity	
31000 Stockholders Equity	
31010 Common Stock	109,100.00
32010 Capital Contrib-April 2017 Note	1,773,258.42
32020 Capital Contributions	2,100,291.80
32030 Preferred Stock	-2,525.00
32040 Capital Contributions - MO Series A	7,772,826.90
32050 Series A Prime	15,198,731.73
32060 Series X/Y	2,385,306.00
Total 31000 Stockholders Equity	**29,336,989.85**
32000 Retained Earnings	-30,399,055.60
Net Income	-131,414.72
Total Equity	**$ -1,193,480.47**
TOTAL LIABILITIES AND EQUITY	**$2,393,257.61**

Mobileoffer, Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
50001 Other Costs of Services - COS	
50500 Merchant Fees	6.19
50600 Ride Subsidies	711.17
Total 50001 Other Costs of Services - COS	**717.36**
Total Cost of Goods Sold	**$717.36**
GROSS PROFIT	$ -717.36
Expenses	
70000 Marketing	
70320 Software Subscriptions	760.28
70445 Other Marketing	400.00
Total 70000 Marketing	**1,160.28**
80000 Technology	
80110 Recruiting Fees	500.00
80320 Software and Data Subscriptions	15,727.92
80400 Hosting & Bandwidth Costs	5,972.03
Total 80000 Technology	**22,199.95**
90000 General & Administration	
90100 Contractor and Consultant Fees	9,000.00
90200 Meals & Entertainment	1,280.24
90220 Office Supplies	289.41
90221 Travel - Airfare	835.00
90240 Travel - Ground Transportation	370.78
90250 Travel - Other	61.79
90300 Purchased Equipment	118.98
90320 Software Subscriptions	12,979.78
90330 Cell Phones & Other Wireless	1,929.15
90440 Postage & Delivery	577.68
90450 Bank Fees	630.30
90460 Accounting Fees	4,230.46
90470 Legal Fees	32,790.00
90500 Rent	698.00
90510 Parking	89.65
90530 Other Facilities Costs	871.00
90600 Dues and Memberships	-508.33
90620 Insurance	13,321.09
90650 Depreciation	486.75
90920 State Taxes	450.00
Total 90000 General & Administration	**80,501.73**


Mobileoffer, Inc.

Profit and Loss

January - December 2023


	TOTAL
Legal & Professional Fees	475.00
Office Expenses	
Internet	135.95
Shipping and delivery expense	21.45
Total Office Expenses	**157.40**
parking	2.00
Software	1,754.11
Travel	
Travel Meals	33.52
Total Travel	**33.52**
Total Expenses	**$106,283.99**
NET OPERATING INCOME	**$ -107,001.35**
Other Income	
99000 Other Income	
99010 Interest Income	-220.73
Total 99000 Other Income	**-220.73**
Interest Earned	0.38
Total Other Income	**$ -220.35**
Other Expenses	
99500 Other Expense	
99510 Interest Expense	24,193.02
Total 99500 Other Expense	**24,193.02**
Total Other Expenses	**$24,193.02**
NET OTHER INCOME	**$ -24,413.37**
NET INCOME	**$ -131,414.72**

Mobileoffer, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-131,414.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
14010 Prepaid & Other Current Assets:Prepaid Expenses	-30,054.21
Freebird Rides loan	-30.00
Mobile offer Hodlings loan	-2,789.46
16010 Fixed Assets:Accumulated Depreciation	486.75
20000 Accounts Payable	-23,377.65
21010 Credit Cards:AMEX 64008	-9,425.72
21015 Credit Cards:AMEX 81001	-6,823.77
21040 Credit Cards:WF BUSINESS CARD (5683/0238/8228)	87.57
22100 Other Current Liabilities:Accrued Interest	22,438.37
Short term loan	2,500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-46,988.12
Net cash provided by operating activities	$ -178,402.84
INVESTING ACTIVITIES	
18000 Suspense	145,092.19
Net cash provided by investing activities	$145,092.19
NET CASH INCREASE FOR PERIOD	$ -33,310.65
Cash at beginning of period	32,469.56
CASH AT END OF PERIOD	$ -841.09

I, Thomas Szabo, the Chief Executive Officer of FreebirdRides, Inc., hereby certify that the financial statements of FreebirdRides, Inc. and notes thereto for the periods ending December 17, 2023, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

FreebirdRides, Inc., was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 23rd of October, 2024.

Signed by:

Thomas Szabo

C0199C77B0F540B...

Thomas A. Szabo

Thomas Szabo

Chief Executive Officer

CERTIFICATION

I, Thomas Anthony Szabo, Principal Executive Officer of FreebirdRides, Inc., hereby certify that the financial statements of FreebirdRides, Inc. included in this Report are true and complete in all material respects.

Thomas Anthony Szabo

Chairman and CEO